David L. Roland
Senior Vice President
General Counsel and
Corporate Secretary

February 25, 2014

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE 100

Washington, DC 20549

Re:                             ION Geophysical Corporation Registration Statement on Form S-4 (Registration No. 333-194110) Filed on February 24, 2014

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (Registration No. 333-194110) filed on February 24, 2014 (the “Registration Statement”), of ION Geophysical Corporation (the “Issuer”) and the additional registrant guarantors named therein (together with the Issuer, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Issuer’s unregistered 8.125% Senior Secured Second Priority Notes due 2018 (the “Restricted Notes”), which were originally issued on May 13, 2013, to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms identical to the Restricted Notes but which have been registered under the Securities Act and, therefore, will not contain restrictions on transfer, registration rights or provisions for the payment of additional interest in case of non-registration applicable to the Restricted Notes (the “Exchange Notes”). In connection with the Registration Statement, the Issuer hereby confirms and represents as follows:

1.                 The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the “No Action Letters”).

2.              The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus related to the Exchange Offer, the letter of transmittal or otherwise) that, if such person is tendering Restricted Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Commission’s position enunciated in the No Action Letters or interpretative materials to similar effect and (ii) must comply with the registration and prospectus-delivery requirements of the Securities Act, in connection with a secondary-resale transaction. The Registrants acknowledge that such a secondary-resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling-security-holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

2105 CityWest Blvd.  |  Suite 400  |  Houston, Texas USA 77042-2839  |  Phone +1 281.552.3308  |  Fax +1 281.879.3600 iongeo.com

3.                 The Registrants will make each person participating in the Exchange Offer aware (through the prospectus related to the Exchange Offer, the letter of transmittal or otherwise) that any broker-dealer that will receive Exchange Notes for its own account in exchange for any Restricted Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4.                 Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.                 The Registrants will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer, provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Commission, please feel free to contact the undersigned at (281) 552-3308 or Marc Folladori or Jeff Dobbs of Mayer Brown LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Sincerely,

/s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel and Corporate Secretary

cc:	Marc H. Folladori, Mayer Brown LLP
Jeff M. Dobbs, Mayer Brown LLP